Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

03007019

Brambles

SUPPL

19 February 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 3/3

FILE NO. 82-5205

Brambles Industries plc

Treatment of Prior Year Comparatives

Brambles will be releasing its interim results for the six months to December 2002 at the start of the London trading day on 26 February 2003. In order to assist understanding of the underlying business performance, Brambles press release and presentations to analysts will be made on the basis described below and comparative data for the six months to December 2001 should be adjusted. The changes are in presentation only and do not affect the profits of the Group reported last year.

a) **CHEP – Analysis of Profitability by Geography**
An analysis of CHEP's profit by region will be included in presentations to analysts and will be available on our website. Schedule 1 attached reflects the following in respect of the prior half year:-

- Geographic breakdown
- An allocation of the ongoing accounting harmonisation
- An allocation of the one off element of the accounting harmonisation

For ongoing measurement, the profit after ongoing harmonisation and described as EBITA on Schedule 1 is the appropriate comparison of performance.

The context for the changes in presentation is that in February 2002, Brambles Industries announced a harmonisation of accounting policies within CHEP, affecting pallet depreciation and loss provisioning. At the same time, there was a write-down of pallets in the non-participating distributor (NPD) channel in the USA. Full details of these changes can be found in the Annual Review for the year to June 2002, available on our website www.brambles.com. At the time of this announcement, CHEP's EBITA (profit before interest, tax and goodwill amortisation) was not split out by geography and the effect of the accounting harmonisation on specific regions was not identified.

Additionally the full year results to 30 June 2002 included the CHEP harmonisation in operating activities rather than "operating exceptional items". The half year results to 31 December 2001 now reflect the same treatment.

The post on-going harmonisation figures (EBITA in Schedule 1) will be used as prior year comparatives to explain trading movements in the press release and analyst presentations when results for the current financial year are released.

b) **Treatment of Businesses Since Divested**
As in previous periods and in line with accounting standards, results for those businesses which have since been divested are shown as 'Discontinued'. Schedule 2 shows the effect of the reallocation on the prior year segmental analysis.

FILE NO 82-5205

c) **Use of Constant Currency comparators**
The press release and presentations to analysts will measure financial performance in constant currency. The basis for the calculation of the constant currency will be the average exchange rates for the six months to 31 December 2001, which will be applied to the current period foreign currency results.

Schedule 3 shows the net effect of all the changes identified on the Combined Profit and Loss Account for the six months to December 2001.

For further information, contact:

London		
Investor:	Sue Scholes	+44 (0) 20 7659 6012
Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Sydney		
Investor	Richard Manson	+61 (0) 2 9256 5234
	Edna Carew	+61 (0) 2 9256 5204
Media	Jeannette McLoughlin	+61 (0) 2 9256 5255

The Brambles Industries Group is globally headquartered in Sydney, Australia.

FILE NO - 82 - 5205

Schedule 1
CHEP EBITA by Region FY02

£m UKGAAP	Regional Allocation			As Reported
	Europe	**Americas**	**Rest of World**	**CHEP Total**
Six months to Dec 01				
Pre-harmonisation	56	37	14	107
Ongoing harmonisation	7	(1)	2	8
EBITA	**63**	**36**	**16**	**115**
One-off harmonisation	-	(31)	-	(31)
Post-harmonisation As in financial statements	63	5	16	84
Six months to June 02				
Pre-harmonisation	43	52	14	109
Ongoing harmonisation	6	(4)	2	4
EBITA	**49**	**48**	**16**	**113**
One-off harmonisation	-	10	-	10
Post-harmonisation As in financial statements	49	58	16	123
12 months to June 02				
Pre-harmonisation	99	89	28	216
Ongoing harmonisation	13	(5)	4	12
EBITA	**112**	**84**	**32**	**228**
One-off harmonisation	-	(21)	-	(21)
Post-harmonisation As in financial statements	112	63	32	207

Note: The new loss provisioning policy was introduced with effect from December 2001 and hence the effects for the first half were originally included in the 'one-off' charge. To ensure proper comparison with subsequent year figures, a £5million loss provisioning charge has been moved from 'one-off' to 'on-going' in the analysis shown above i.e. as if the policy had been in effect for the financial year starting on 1 July 2001. The net effect is unchanged.

FILE NO. 82-5205

Schedule 2
Re-presented Segmental Analysis
for the six months ending 31 December 2001

Turnover	As shown in Interim Accounts £m	CHEP Accounting Harmonisation £m	Move to Discontinued: Shipping £m	Move to Discontinued: Heavy Contracting £m	Move to Discontinued: Other (Note 1) £m	**Comparatives in the Financial Statements *Note 2 £m**
Business segment						
CHEP	591					**591**
Cleanaway	478					**478**
Recall	107					**107**
Industrial services	157			(7)	(16)	**134**
Regional businesses	140		(19)		(24)	**97**
Discontinued	146		19	7	40	**212**
Total	1,619	-	-	-	-	**1,619**
Profit						
Business segment EBITA						
CHEP	107	(23)				**84 *Note 2**
Cleanaway	51					**51**
Recall	18					**18**
Industrial services	12					**12**
Regional businesses	13		(3)	-	(1)	**9**
Discontinued	15		3	-	1	**19**
Unallocated	(4)					**(4)**
Total EBITA	212	(23)	-	-	-	**189**
CHEP Accounting Harmonisation items	(23)	23				**-**
Goodwill amortisation	(15)					**(15)**
Exceptional items	(88)					**(88)**
Total Profit	86	-	-	-	-	**86**

Note

1. Other Businesses reported at December 2001 as Continuing and subsequently sold during H2 FY02 were: North-West Shipping; United Transport / Brambles Project Services; Jardine Shipping; and Gardner Perrott

2. The CHEP Comparative is after the one off charge of £31million relating to the accounting harmonisation change last year (see Schedule 1)

FILE NO. 82-5205

Schedule 3
Re-presented Combined Profit and Loss Account
for the six months ending 31 December 2001

	From Interim Accounts			Re-presented Prior Year Comparators		
	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m
TURNOVER (including share of joint ventures and associates)						
Continuing operations	1,473		1,473	1,407	-	1,407
Discontinued operations	146		146	212	-	212
	1,619	-	1,619	1,619	-	1,619
Less Share of joint ventures	(12)	-	(12)	(12)	-	(12)
Less Share of associates	(22)	-	(22)	(22)	-	(22)
GROUP TURNOVER	1,585		1,585	1,585		1,585
OPERATING PROFIT						
Continuing operations before goodwill and exceptional items	193	-	193	166	-	166
Goodwill amortisation	-	(15)	(15)	-	(15)	(15)
Exceptional items	-	(46)	(46)	-	(23)	(23)
Continuing operations	193	(61)	132	166	(38)	128
Discontinued operations	15	-	15	19	-	19
GROUP OPERATING PROFIT	208	(61)	147	185	(38)	147
Share of operating profit of joint ventures	2	-	2	2	-	2
Share of operating profit of associates	2	-	2	2	-	2
TOTAL OPERATING PROFIT	212	(61)	151	189	(38)	151
EXCEPTIONAL ITEMS						
Loss on sale of discontinued ops	-	(35)	(35)	-	(35)	(35)
Merger costs – continuing operations		(30)	(30)	-	(30)	(30)
PROFIT BEFORE INTEREST AND TAXATION	212	(126)	86	189	(103)	86
Net interest payable	(52)	-	(52)	(52)	-	(52)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	160	(126)	34	137	(103)	34
Tax on profit on ordinary activities	(45)	27	(18)	(35)	17	(18)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	115	(99)	16	102	(86)	16
Equity minority interests	(1)	-	(1)	(1)	-	(1)
Profit attributable to parent companies' shareholders	114	(99)	15	101	(86)	15
Equity dividends paid and proposed	(59)	-	(59)	(59)	-	(59)
TRANSFER TO COMBINED RESERVES	55	(99)	(44)	42	(86)	(44)
Basic earnings per share	6.8	(5.9)	0.9	6.0	(5.1)	0.9
Diluted earnings per share	6.8	(5.9)	0.9	6.0	(5.1)	0.9